SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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[ ] Definitive Additional Materials

[ X ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

Federated Total Return Series, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:
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Filed by: Federated Total Return Series, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Intermediate Term Income Fund, a portfolio of the Performance Funds Trust

Subject Company Commission File No. 811-0660

August 20, 2012

Name

Address

Address

Account Number

Dear Name:

Thank you for your continued investment in the Performance Family of Mutual Funds. We would like to notify you of an upcoming change in your Performance Funds investment and Individual Retirement Account (IRA). Pending shareholder approval, on September 21, 2012 your Performance Fund(s) will be reorganized into Federated Fund(s) and you will receive shares of the Federated Fund(s) in exchange for your Performance Fund(s).

Also, simultaneous with the reorganization, Fifth Third Bank will resign as the custodian of your IRA and State Street Bank and Trust Company will be the new custodian. This change of custodian does not require any action on your part.

You will receive additional information from the Federated Funds and/or State Street Bank and Trust Company regarding your IRA after the reorganization has occurred.

Due to the complexities of the laws governing distributions from IRAs, consult your tax advisor regarding proper tax planning with respect to the treatment of any distribution from your IRA.

If you do not want to participate in the reorganization, you may redeem your investment in the Performance Funds. Please call 1-800-737-3676 or contact your financial consultant to discuss alternatives or for any questions you may have regarding your account or this reorganization.

Sincerely,

Performance Funds

A prospectus/proxy statement with respect to the proposed transaction has been mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents are available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.